UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13G

               Under the Securities Exchange Act of 1934*

                  Patriot Transportation Holding, Inc.

                           (Name of Issuer)

                            Common Stock

                  (Title of Class of Securities)


                             70337B102
                          (CUSIP Number)

                         December 31, 2011

       (Date of Event Which Requires Filing of this Statement)

                       Daniel B. Nunn, Jr.
                     Fowler White Boggs P.A.
                      50 North Laura Street
                            Suite 2800
                   Jacksonville, Florida  32202
                         (904) 598-3118

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [x] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         SCHEDULE 13G

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CUSIP No.:  70337B102
-------------------------------------------------------------------
1  NAME OF REPORTING PERSON
    John D. Baker II and Edward L. Baker II, as trustees for the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965.
-------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
      (b) [   ]
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3  SEC USE ONLY
-------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
     Florida
-------------------------------------------------------------------
                                5  SOLE VOTING POWER
                                       1,113,474
NUMBER OF SHARES		-----------------------------------
  BENEFICIALLY			6  SHARED VOTING POWER
   OWNED BY			           0
     EACH			-----------------------------------
   REPORTING			7  SOLE DISPOSITIVE POWER
    PERSON			       1,113,474
     WITH			-----------------------------------
                                8  SHARED DISPOSITIVE POWER
                                           0
-------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,113,474
-------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES [   ]
-------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      11.96%
-------------------------------------------------------------------

12  TYPE OF REPORTING PERSON
       IN
-------------------------------------------------------------------

                       SCHEDULE 13G

-------------------------------------------------------------------
CUSIP No.: 70337B102
-------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   John D. Baker II
   ----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
                                                        (b) [  ]
-------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
-------------------------------------------------------------------
                                5  SOLE VOTING POWER
                                     201,275
NUMBER OF SHARES		-----------------------------------
  BENEFICIALLY			6  SHARED VOTING POWER
   OWNED BY			   1,234,374
     EACH			-----------------------------------
   REPORTING			7  SOLE DISPOSITIVE POWER
    PERSON			    201,275
     WITH			-----------------------------------
                                8  SHARED DISPOSITIVE POWER
                                    1,234,374
-------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,374,638
-------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES [X]

-------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    14.77%
-------------------------------------------------------------------

12  TYPE OF REPORTING PERSON
    IN
-------------------------------------------------------------------

                           SCHEDULE 13G

-------------------------------------------------------------------
CUSIP No.: 70337B102
-------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Edward L. Baker II
   ----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
                                                        (b) [ ]
-------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
-------------------------------------------------------------------
                                5  SOLE VOTING POWER
                                    97,299
NUMBER OF SHARES		-----------------------------------
  BENEFICIALLY			6  SHARED VOTING POWER
   OWNED BY			    1,113,474
     EACH			-----------------------------------
   REPORTING			7  SOLE DISPOSITIVE POWER
    PERSON			    97,299
     WITH			-----------------------------------
                                8  SHARED DISPOSITIVE POWER
                                    1,113,474
-------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   97,299
-------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES [X]

-------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    1.05%
------------------------------------------------------------------

12  TYPE OF REPORTING PERSON
    IN
------------------------------------------------------------------

Item 1.

	(a)	The name of the Issuer is Patriot Transportation
Holding, Inc.

	(b)	The Issuer's principal executive offices are located
at 501 Riverside Avenue, Suite 500, Jacksonville, Florida 32202.

Item 2.

	(a)	This Schedule 13G is filed on behalf of John D. Baker
II and Edward L. Baker II, as trustees for the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D
April 30, 1965 (the "JDB Trust"), and John D. Baker II and Edward L. Baker II individually (each, a "Reporting Person").

	(b)	The principal executive offices of the JDB Trust are
located at Wells Fargo Family Wealth, 1 West 4th Street, D 4000-015, Winston-Salem, NC 27101.

		The principal business address for the individual Reporting Person, John D. Baker II, is 501 Riverside Avenue, Suite
500, Jacksonville, Florida 32202. The principal business address for the individual Reporting Person, Edward L. Baker II, is 810 Oceanfront, Neptune Beach, Florida 32266.

	(c)	The Cynthia L. Baker Trust (the "CLB Trust") was
organized as a Florida trust on April 30, 1965.  The individual
Reporting Person is a citizen of the United States.

	(d)	This Schedule 13G relates to the common stock of the
Issuer, par value $.10 per share. The numbers pertaining to the ownership of common stock in this Schedule 13G reflect an adjustment for the Issuer's 3-for-1 stock split effective as of January 17, 2011.

	(e)	The CUSIP number of the common stock is 70337B102.

Item 3.

	Not applicable

Item 4.

	(a)	Amount beneficially owned:

		1)	JDB Trust:		   1,113,474

		2)	John D. Baker II:	   1,374,638

		3)	Edward L. Baker II:           97,299

		Total:				   1,471,937 shares


	(b)	Percent of class:

		1)	JDB Trust:	   	       11.96%

		2)	John D. Baker II:   	       14.77%

		3)	Edward L. Baker II:	        1.05%

		Total:				       15.82%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:

			1)	JDB Trust:	    1,113,474

			2)	John D. Baker II:     201,275

			3)	Edward L. Baker II:    97,299

			Total:			    1,412,048

		(ii)	Shared power to vote or to direct the vote:

			1)	JDB Trust:		    0

			2)	John D. Baker II:   1,234,374

			3)	Edward L. Baker II: 1,113,474

			Total:			    1,234,374

		(iii)	Sole power to dispose or to direct the
disposition of:

			1)	JDB Trust:	    1,113,474

			2)	John D. Baker II:     201,275

			3)	Edward L. Baker II:    97,299

			Total:			    1,412,048

		(iv)	Shared power to dispose or to direct the disposition
of:

			1)	JDB Trust:	            0

			2)	John D. Baker II:   1,234,374

			3)	Edward L. Baker II: 1,113,474

			Total:			    1,234,374


John D. Baker II - Voting and Dispositive Power
-----------------------------------------------

	John D. Baker II has sole voting and dispositive power over 149,103 shares held in his Living Trust, 40,812 shares that he holds directly and 11,360 shares held in retirement accounts.

	Mr. Baker has shared voting and dispositive power with respect to the 1,113,474 shares held by the JDB Trust.

      Mr. Baker has shared voting and dispositive power with respect to 120,900 shares held by Regency Square II, a Florida general partnership.

John D. Baker II - Beneficial Ownership
---------------------------------------

	The beneficial ownership total of John D. Baker II shown above includes the 1,113,474 shares held by the JDB Trust. Mr. Baker's reported beneficial ownership total also includes (i) 54,000 shares issuable under options exercisable within 60 days after December 31, 2011, (ii) 149,103 shares held in his Living Trust, (iii) 40,812 shares that he holds directly,
(iv) 11,360 shares held in retirement accounts and (v) 5,889 shares held by his wife as to which he disclaims beneficial ownership.

	Mr. Baker's reported beneficial ownership total excludes the 120,900 shares held by Regency Square II as well as 194,598 shares held under various trusts for the benefit of his wife and children. Mr. Baker disclaims beneficial ownership of all of such shares.

Edward L. Baker II - Voting and Dispositive Power
-------------------------------------------------

	Edward L. Baker II has sole voting and dispositive power over 97,299 shares that he holds directly.

	Mr. Baker has shared voting and dispositive power with respect to the 1,113,474 shares held by the JDB Trust.

Edward L. Baker II - Beneficial Ownership
-----------------------------------------

	The beneficial ownership total of Edward L. Baker II shown above includes 97,299 shares that he holds directly. Mr. Baker disclaims beneficial ownership of the 1,113,474 shares held by the JDB Trust.

Item 5.	  Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8.  Identification and Classification of Members of the Group.

	JDB Trust
	John D. Baker II
	Edward L. Baker II

	Each Reporting Person may also be deemed to be members of a group with Edward L. Baker and Thompson S. Baker II. Each
Reporting Person disclaims beneficial ownership to shares owned by such persons.

Item 9.  Notice of Dissolution of Group.

	Not applicable.

Item 10.  Certification.

	Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:  February 1, 2012


                                /S/ John D. Baker II
				_________________________________
				John D. Baker II


				/s/ Edward L. Baker II
				_________________________________
				Edward L. Baker II


				/s/ John D. Baker II
				_________________________________
				John D. Baker II, as Trustee of JDB
				Trust


				/s/ Edward L. Baker II
				_________________________________
				Edward L. Baker II, as Trustee of
				JDB Trust